

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

David Chen
Chief Executive Officer
Token Communities Ltd.
136-20 38th Avenue, Suite 9C
Flushing, NY 11354

      Re: Token Communities Ltd.
          Form 8-K
          Filed July 27, 2020
          File No. 000-55688

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed July 27, 2020

General

1.   It appears that immediately before the transaction with American Software Capital, Inc., you may have been a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Please amend your report to provide the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K, or provide us with a detailed analysis of why this disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David Chen
Token Communities Ltd.
August 10, 2020
Page 2

       Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Technology